Mail Stop 6010

September 14, 2005

Via U.S. Mail and via Facsimile

Mr. Charles L. Pope
Chief Financial Officer
Reptron Electronics, Inc.
13700 Reptron Boulevard
Tampa, Florida 33626

RE: Reptron Electronics, Inc.
   Form 10-K for the year ended December 31, 2004
   Filed March 31, 2005
   Form 10-Q for the quarter ended March 31, 2005
   Filed May 16, 2005
   File No. 0-23426

Dear Mr. Pope:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant